EXHIBIT 99.12

AUDITORS’ REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at 30 June 2005, the Profit and Loss Account and Cash Flow Statement of the Company for the quarter ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and

(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 30 June 2005;

(ii)	in the case of the Profit and Loss Account, of the net profit of the Company for the quarter ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter ended on that date.

for BSR & Co
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
12 July 2005

INFOSYS TECHNOLOGIES LIMITED

				in Rs. crore

Balance Sheet as at	Schedule	June 30, 2005	June 30, 2004	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	135.71	33.43	135.29
Reserves and surplus	2	5,729.35	3,695.78	5,106.44

		5,865.06	3,729.21	5,241.73

APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		2,389.18	1,635.70	2,182.72
Less: Depreciation and amortization		1,078.54	852.01	1,005.82

Net book value		1,310.64	783.69	1,176.90
Add: Capital work-in-progress		356.47	283.07	317.52

		1,667.11	1,066.76	1,494.42

INVESTMENTS	4	1,426.62	931.58	1,328.70
DEFERRED TAX ASSETS	5	37.21	36.01	34.03
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	1,159.73	818.98	1,252.82
Cash and bank balances	7	1,641.26	1,023.48	1,481.54
Loans and advances	8	1,071.00	710.98	996.26

		3,871.99	2,553.44	3,730.62

LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	516.06	484.48	578.56
Provisions	10	621.81	374.10	767.48

NET CURRENT ASSETS		2,734.12	1,694.86	2,384.58

		5,865.06	3,729.21	5,241.73

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above form an integral part of the balance sheet

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director and	Director	Company Secretary and
July 12, 2005	Chief Financial Officer		Senior Vice President – Finance

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data

Profit and Loss Account for the	Schedule	Quarter ended		Year ended
		June 30, 2005	June 30, 2004	March 31, 2005

Income from software services and products		1,967.17	1,471.39	6,859.66
Software development expenses	11	1,064.16	791.91	3,654.93

GROSS PROFIT		903.01	679.48	3,204.73

Selling and marketing expenses	12	118.73	87.39	392.12
General and administration expenses	13	136.85	101.24	487.50

		255.58	188.63	879.62

OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		647.43	490.85	2,325.11
Interest		—	—	—
Depreciation and amortization		74.84	49.38	268.22

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		572.59	441.47	2,056.89

Other income	14	30.32	17.99	127.50
Provision for investments		0.06	(0.01)	(0.10)

NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		602.85	459.47	2,184.49
Provision for taxation on the above	15	79.00	65.00	325.30

NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM		523.85	394.47	1,859.19

Exceptional Item — Income from sale of investment in Yantra Corporation (net of taxes)		—	—	45.19

NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		523.85	394.47	1,904.38

Balance Brought Forward		1,427.89	70.51	70.51
Less: Residual dividend paid		0.25	2.32	2.32
Additional dividend tax		0.03	0.30	2.27

		1,427.61	67.89	65.92

AMOUNT AVAILABLE FOR APPROPRIATION		1,951.46	462.36	1,970.30

Dividend
Interim		—	—	133.93
Final		—	—	175.87

Total dividend		—	—	309.80
Dividend tax		—	—	42.17
Amount transferred to general reserve		—	—	190.44
Balance in profit and loss account		1,951.46	462.36	1,427.89

		1,951.46	462.36	1,970.30

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional items
Basic		19.33	14.77	69.26
Diluted		18.79	14.51	67.46
After exceptional items
Basic		19.33	14.77	70.95
Diluted		18.79	14.51	69.10
Number of shares used in computing earnings per share
Basic		27,09,95,442	26,71,36,028	26,84,20,167
Diluted		27,88,25,223	27,18,51,267	27,55,83,543

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

* refer to note 22.2.20

The schedules referred to above form an integral part of the profit and loss account.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore July 12, 2005	Director and Chief Financial Officer	Director	Company Secretary and Senior Vice President – Finance

INFOSYS TECHNOLOGIES LIMITED

				in Rs. crore

Cash Flow Statement for the	Schedule	Quarter ended		Year ended
		June 30, 2005	June 30, 2004	March 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional item		602.85	459.47	2,184.49
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		(0.05)	(0.07)	0.57
Depreciation and amortization		74.84	49.38	268.22
Interest and dividend income		(37.24)	(28.27)	(109.06)
Provision for investments		0.06	(0.01)	(0.10)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(3.66)	(13.57)	(3.96)

Changes in current assets and liabilities
Sundry debtors		93.09	(186.47)	(620.31)
Loans and advances	16	(64.10)	(26.95)	(109.70)
Current liabilities and provisions	17	(63.50)	(68.75)	33.50
Income taxes paid during the period/year	18	(37.33)	(7.95)	(283.95)

NET CASH GENERATED BY OPERATING ACTIVITIES		564.96	176.81	1,359.70

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(247.53)	(145.84)	(793.89)
Proceeds on disposal of fixed assets		0.05	0.07	0.98
Investment in subsidiaries (refer note 22.2.16.)		—	(21.97)	(63.33)
Investments in securities	20	(97.98)	117.78	(237.89)
Interest and dividend income		37.24	28.27	109.06

Cash flow before exceptional items		(308.22)	(21.69)	(985.07)

Exceptional Item — Income from sale of investment in Yantra Corporation		—	—	49.48
Less: Tax on the above		—	—	4.29

Net income from sale of Investment in Yantra Corporation		—	—	45.19

NET CASH USED IN INVESTING ACTIVITIES		(308.22)	(21.69)	(939.88)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of share capital on exercise of stock options		99.76	83.93	440.48
Dividends paid during the period/year		(176.12)	(768.69)	(902.62)
Dividend Tax paid during the period/year		(24.70)	(98.49)	(117.96)

NET CASH USED IN FINANCING ACTIVITIES		(101.06)	(783.25)	(580.10)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		3.66	13.57	3.96

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		159.34	(614.56)	(156.32)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR		1,683.08	1,839.40	1,839.40

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR	21	1,842.42	1,224.84	1,683.08

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above form an integral part of the cash flow statement.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	Claude Smadja Director

	Sridar A. Iyengar	David L. Boyles	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director and	Director	Company Secretary and
July 12, 2005	Chief Financial Officer		Senior Vice President – Finance

INFOSYS TECHNOLOGIES LIMITED

			in Rs. crore

Schedules to the Balance Sheet as at	June 30, 2005	June 30, 2004	March 31, 2005

1 SHARE CAPITAL

Authorized
Equity shares, Rs. 5/- par value 30,00,00,000 (30,00,00,000; 30,00,00,000) equity shares	150.00	150.00	150.00

Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value* 27,14,22,867 (6,68,68,034; 27,05,70,549) equity shares fully paid up	135.71	33.43	135.29
[Of the above, 25,84,92,302 (5,78,88,200; 25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

	135.71	33.43	135.29

Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-; Rs. 1,500/-)

* For details of options in respect of equity shares, refer to note 22.2.11

* also refer to note 22.2.20 for details of basic and diluted shares

2 RESERVES AND SURPLUS

Capital reserve	5.94	5.94	5.94

Share premium account — As at April 1,	899.71	460.90	460.90
Add: Receipts on exercise of stock options issued to employees	99.34	83.82	438.81

	999.05	544.72	899.71

General reserve — As at April 1,	2,772.90	2,682.76	2,682.76
Less: Capitalized for issue of bonus shares	—	—	100.30
Add: Transfer from the profit and loss account	—	—	190.44

	2,772.90	2,682.76	2,772.90

Balance in profit and loss account	1,951.46	462.36	1,427.89

	5,729.35	3,695.78	5,106.44

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet

											in Rs. crore
3 FIXED ASSETS

Particulars	Original cost				Depreciation and amortization				Net book value
	As at		Deductions/	As at	As at	For the	Deductions/	As at	As at		As at
	April 1, 2005	Additions	Retirement	June 30, 2005	April 1, 2005	period	Retirement	June 30, 2005	June 30, 2005	June 30, 2004	March 31, 2005

Land : free-hold	29.64	—	—	29.64	—	—	—	—	29.64	20.05	29.64
leasehold	89.69	4.37	—	94.06	—	—	—	—	94.06	86.15	89.69
Buildings*	731.48	85.54	—	817.02	118.43	12.83	—	131.26	685.76	381.05	613.05
Plant and machinery*	388.71	48.05	0.06	436.70	216.16	16.80	0.06	232.90	203.80	110.90	172.55
Computer equipment*	574.28	45.12	1.68	617.72	426.62	32.36	1.68	457.30	160.42	90.06	147.66
Furniture and fixtures *	326.09	25.33	0.38	351.04	202.19	12.81	0.38	214.62	136.42	95.28	123.90
Vehicles	0.69	0.17	—	0.86	0.28	0.04	—	0.32	0.54	0.20	0.41
Intangible assets
Intellectual property rights	42.14	—	—	42.14	42.14	—	—	42.14	—	—	—

	2,182.72	208.58	2.12	2,389.18	1,005.82	74.84	2.12	1,078.54	1,310.64	783.69	1,176.90

Previous period	1,570.23	66.25	0.78	1,635.70	803.41	49.38	0.78	852.01	783.69	742.52	766.82

Previous year	1,570.23	686.87	74.38	2,182.72	803.41	268.22	65.81	1,005.82	1,176.90	766.82

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

* includes certain assets provided on operating lease to Progeon Limited, a subsidiary company. Please refer to note 22.2.6 for detail

INFOSYS TECHNOLOGIES LIMITED

			in Rs. crore

Schedules to the Balance Sheet as at	June 30, 2005	June 30, 2004	March 31, 2005

4 INVESTMENTS

Trade (unquoted) – at cost
Long- term investments
In subsidiaries
Progeon Limited, India. 2,44,99,993 (2,44,99,993; 2,44,99,993) equity shares of Rs. 10/- each, fully paid	24.50	24.50	24.50
Infosys Technologies (Shanghai) Co. Limited, China	23.01	4.55	23.01
Infosys Technologies (Australia) Pty Limited, Australia 1,01,08,869 (1,01,08,869; 1,01,08,869) equity shares of A$0.11 par value, fully paid	66.69	66.69	66.69
Infosys Consulting, Inc. USA 1,00,00,000 (50,00,000; 1,00,00,000) common stock of US $1.00 par value, fully paid	44.87	21.97	44.87

	159.07	117.71	159.07

In other investments*	16.10	30.01	16.10
Less: Provision for investments	14.06	27.97	14.06

	2.04	2.04	2.04

Non-trade (unquoted), current investments, at the lower of cost and fair value
Liquid mutual funds *	1,265.51	811.83	1,167.59

	1,426.62	931.58	1,328.70

Aggregate amount of unquoted investments	1,426.62	931.58	1,328.70
* refer to note 22.2.16 for details of investments

5 DEFERRED TAX ASSETS

Fixed assets	35.16	30.33	31.15
Investments	—	2.90	—
Sundry debtors	2.05	2.78	2.88

	37.21	36.01	34.03

6 SUNDRY DEBTORS

Debts outstanding for a period exceeding six months
Unsecured
considered doubtful	12.44	8.80	10.66

Other debts
Unsecured
considered good (including dues from subsidiary companies)*	1,159.73	818.98	1,252.82
considered doubtful	4.51	7.84	8.24

	1,176.68	835.62	1,271.72
Less: Provision for doubtful debts	16.95	16.64	18.90

	1,159.73	818.98	1,252.82

* For details of dues from subsidiary companies, refer to note 22.2.7	—	0.13	—
Includes dues from companies where directors are interested	—	—	—

7 CASH AND BANK BALANCES

Cash on hand	—	—	—
Balances with scheduled banks in Indian Rupees
In current accounts *	74.51	51.24	77.61
In deposit accounts	1,397.24	701.73	1,213.39
Balances with non-scheduled banks in foreign currency **
In current accounts	169.51	270.51	190.54

	1,641.26	1,023.48	1,481.54

*includes balance in unclaimed dividend account	3.96	6.72	3.33
**refer to note 22.2.13 for details of balances in non-scheduled banks

INFOSYS TECHNOLOGIES LIMITED

			in Rs. crore

Schedules to the Balance Sheet as at	June 30, 2005	June 30, 2004	March 31, 2005

8 LOANS AND ADVANCES

Unsecured, considered good
Advances
prepaid expenses	26.08	29.77	33.40
for supply of goods and rendering of services	5.30	7.78	2.31
advance to gratuity trust	22.68	—	—
others *	7.90	4.65	10.43

	61.96	42.20	46.14

Unbilled revenues	151.73	124.20	139.01
Advance income tax	414.19	200.82	403.17
Loans and advances to employees **
housing and other loans	53.48	74.42	57.84
salary advances	42.62	38.33	40.67
Electricity and other deposits	23.57	14.30	16.09
Rental deposits	14.52	15.35	14.11
Deposits with financial institutions	305.87	201.36	267.93
Other assets	3.06	—	11.30

	1,071.00	710.98	996.26

Unsecured, considered doubtful
Loans and advances to employees	0.27	0.11	0.23

	1,071.27	711.09	996.49
Less: Provision for doubtful loans and advances to employees	0.27	0.11	0.23

	1,071.00	710.98	996.26

* Of which, advances to subsidiary companies, refer to note 22.2.7	—	0.98	2.24
** includes dues by non-director officers of the company	—	—	—
Maximum amounts due by non-director officers at any time during the period/year	—	—	—

9 CURRENT LIABILITIES

Sundry creditors
for goods and services *	0.98	16.65	0.96
for accrued salaries and benefits
salaries	11.98	12.87	11.49
bonus and incentives	75.17	92.92	182.34
unavailed leave	53.20	38.03	60.78
for other liabilities
provision for expenses	125.21	61.60	117.88
retention monies	14.25	9.59	15.27
withholding and other taxes payable	61.95	39.26	51.42
for purchase of intellectual property rights	19.26	20.36	19.31
others	2.85	11.28	4.58

	364.85	302.56	464.03
Advances received from clients	24.61	48.61	28.64
Unearned revenue	122.42	94.68	82.56
Loss on forward exchange contracts	0.22	31.91	—
Unclaimed dividend	3.96	6.72	3.33

	516.06	484.48	578.56

* Of which, dues to subsidiary companies, refer to note 22.2.7	1.55	18.07	0.94

10 PROVISIONS

Proposed dividend	—	—	175.87
Provision for
tax on dividend	—	—	24.67
income taxes	602.30	361.76	546.43
post-sales client support and warranties	19.51	12.34	20.51

	621.81	374.10	767.48

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Schedules to Profit and Loss Account for the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

11 SOFTWARE DEVELOPMENT EXPENSES

Salaries and bonus including overseas staff expenses	779.70	593.42	2,722.62
Overseas group health insurance	11.12	3.92	33.86
Contribution to provident and other funds	18.90	15.76	77.45
Staff welfare
Staff welfare	1.78	1.31	10.09
Group health insurance and others	3.36	2.04	10.15
Technical sub-contractors - subsidiaries	80.29	58.77	252.22
Technical sub-contractors - others	29.83	14.18	99.67
Overseas travel expenses	54.78	47.49	195.32
Visa charges and others	17.39	8.89	29.09
Software packages
for own use	32.09	20.58	110.85
for service delivery to clients	10.74	3.51	15.27
Communication expenses	12.61	8.81	41.56
Computer maintenance	3.87	2.84	14.01
Consumables	3.68	2.35	13.38
Rent	2.80	0.82	7.35
Provision for post-sales client support and warranties	1.22	7.22	22.04

	1,064.16	791.91	3,654.93

12 SELLING AND MARKETING EXPENSES

Salaries and bonus including overseas staff expenses	66.38	52.32	224.50
Overseas group health insurance	1.68	0.38	2.79
Contribution to provident and other funds	0.12	0.37	1.60
Staff welfare	0.10	0.12	0.45
Overseas travel expenses	12.33	10.76	43.64
Visa charges and others	3.91	2.01	6.50
Traveling and conveyance	0.76	0.44	8.24
Commission charges	9.99	4.17	24.67
Brand building	9.84	5.59	33.65
Professional charges	4.55	2.84	16.60
Rent	3.31	3.00	10.24
Marketing expenses	1.51	1.12	5.86
Telephone charges	1.33	1.08	4.55
Communication expenses	0.06	0.01	0.05
Printing and stationery	0.48	0.23	1.27
Advertisements	0.48	0.14	1.02
Office maintenance	0.23	0.07	0.27
Sales promotion expenses	0.23	0.22	1.03
Consumables	0.06	0.06	0.17
Software packages
for own use	0.06	—	0.16
Insurance charges	—	0.03	0.17
Rates and taxes	—	0.03	0.03
Other miscellaneous expenses	1.32	2.40	4.66

	118.73	87.39	392.12

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Schedules to Profit and Loss Account for the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

13 GENERAL AND ADMINISTRATION EXPENSES

Salaries and bonus including overseas staff expenses	28.59	19.92	90.31
Overseas group health insurance	0.13	0.14	1.12
Contribution to provident and other funds	1.78	1.57	7.06
Professional charges	15.08	9.09	55.68
Telephone charges	14.91	8.64	45.77
Power and fuel	14.22	8.85	40.20
Traveling and conveyance	13.54	7.97	38.40
Overseas travel expenses	4.22	1.73	8.02
Visa charges and others	1.34	0.32	1.19
Office maintenance	12.82	7.98	41.18
Guest house maintenance*	0.50	0.29	1.50
Insurance charges	5.63	7.12	29.14
Printing and stationery	3.29	1.29	6.62
Donations	3.13	4.22	21.09
Rent	2.83	4.02	16.09
Advertisements	2.59	2.09	10.73
Repairs to building	2.35	1.32	13.54
Repairs to plant and machinery	1.76	1.57	7.69
Rates and taxes	2.08	2.29	8.00
Professional membership and seminar participation fees	1.91	1.45	6.06
Postage and courier	1.84	1.37	5.05
Books and periodicals	0.70	0.58	2.65
Provision for bad and doubtful debts	0.35	6.33	23.62
Provision for doubtful loans and advances	0.04	0.02	0.10
Commission to non-whole time directors	0.31	0.39	1.24
Freight charges	0.18	0.23	0.72
Bank charges and commission	0.16	0.24	1.09
Research grants	0.09	0.10	0.84
Auditor’s remuneration
statutory audit fees	0.09	0.09	0.36
certification charges	—	—	0.03
others	—	—	0.07
out-of-pocket expenses	0.01	0.01	0.02
Miscellaneous expenses (refer to note 22.2.15)	0.38	0.01	2.32

	136.85	101.24	487.50

*for non training purposes

14 OTHER INCOME

Interest received on deposits with banks and others*	24.47	19.63	72.10
Dividend received on investment in liquid mutual funds (non-trade unquoted)	12.77	8.64	36.96
Miscellaneous income (refer to note 22.2.15)	2.53	1.98	9.62
Exchange differences	(9.45)	(12.26)	8.82

	30.32	17.99	127.50

*Tax deducted at source	4.78	4.25	16.29

15 PROVISION FOR TAXATION

Current period/ year
Income taxes	82.18	65.38	326.70
Deferred taxes	(3.18)	(0.38)	(1.40)

	79.00	65.00	325.30
Prior period/ years	—	—	—

	79.00	65.00	325.30

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Schedules to Cash Flow Statements for the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

16 CHANGE IN LOANS AND ADVANCES

As per the Balance Sheet	1,071.00	710.98	996.26
Less: Deposits with financial institutions, included in cash and cash equivalents*	(201.16)	(201.36)	(201.54)
Advance income taxes separately considered	(414.19)	(200.82)	(403.17)

	455.65	308.80	391.55
Less: Opening balance considered	(391.55)	(281.85)	(281.85)

	64.10	26.95	109.70

* refer to note 22.2.22.c. on restricted cash

17 CHANGE IN CURRENT LIABILITIES AND PROVISIONS

As per the Balance Sheet	1,137.87	858.58	1,346.04
Add/ (Less): Provisions separately considered in the cash flow Statement
Income taxes	(602.30)	(361.76)	(546.43)
Dividends	—	—	(175.87)
Dividend tax	—	—	(24.67)

	535.57	496.82	599.07
Less: Opening balance considered	(599.07)	(565.57)	(565.57)

	(63.50)	(68.75)	33.50

18 INCOME TAXES PAID

Charge as per the Profit and Loss Account	79.00	65.00	325.30
Add: Increase in advance income taxes	11.02	(9.16)	53.29
Increase/(Decrease) in deferred taxes	3.18	0.38	(1.60)
Less: (Increase)/Decrease in income tax provision	(55.87)	(48.27)	(93.04)

	37.33	7.95	283.95

19 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
As per the schedule 3 to Balance Sheet*	208.58	66.25	679.85
Less: Opening Capital work-in-progress	(317.52)	(203.48)	(203.48)
Add: Closing Capital work-in-progress	356.47	283.07	317.52

	247.53	145.84	793.89

* Excludes Rs 7.02 towards movement of land from lease hold to free hold for the year ended March 31, 2005

20 INVESTMENTS IN / DISPOSAL OF SECURITIES *

As per the Balance Sheet	1,426.62	931.58	1,328.70
Add: Provisions on investments	0.06	(0.01)	(0.10)

	1,426.68	931.57	1,328.60
Less: Investment in subsidiaries	—	(21.97)	(63.33)
Opening balance considered	(1,328.70)	(1,027.38)	(1,027.38)

	97.98	(117.78)	237.89

* refer to note 22.2.16 for investment and redemptions

21 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/ YEAR

As per the Balance Sheet	1,641.26	1,023.48	1,481.54
Add: Deposits with financial institutions, included herein*	201.16	201.36	201.54

	1,842.42	1,224.84	1,683.08

* refer to note 22.2.22.c. on restricted cash

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Financial Statements for the quarter ended June 30, 2005

22 Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Progeon Limited, India (Progeon), and wholly owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting, Inc., USA (Infosys Consulting), provides leading global business solutions and information technology services. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company’s operations are to provide solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry.

22.1 Significant accounting policies

22.1.1. Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

22.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using external and internal sources whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

22.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

22.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The management estimates the useful lives for the various fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

22.1.7. Retirement benefits to employees

22.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

22.1.7.b. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Till March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company had no further obligations to the Plan beyond its monthly contributions. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trusts.

22.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee’s Provident Fund Trust equal to a specified percentage of the covered employee’s salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10. Forward contracts in foreign currencies

The company uses foreign exchange forward contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.

22.1.12. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.

22.1.13. Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

22.2 Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current period’s presentation.

22.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956

	Quarter ended		Year ended
	June 30,		March 31,
	2005	2004	2005

Salaries and bonus including overseas staff expenses	874.67	665.66	3,037.43
Contribution to provident and other funds	20.80	17.70	86.11
Staff welfare
Staff welfare	1.88	1.43	10.54
Group health insurance and others	3.36	2.04	10.15
Overseas group health insurance	12.93	4.44	37.77
Overseas travel expenses	71.33	59.98	246.98
Visa charges and others	22.64	11.22	36.79
Traveling and conveyance	14.30	8.41	46.64
Technical sub-contractors - subsidiaries	80.29	58.77	252.22
Technical sub-contractors	29.83	14.18	99.67
Software packages
for own use	32.15	20.58	111.01
for service delivery to clients	10.74	3.51	15.27
Professional charges	19.63	11.93	72.28
Telephone charges	16.24	9.72	50.32
Communication expenses	12.67	8.82	41.61
Power and fuel	14.22	8.85	40.20
Office maintenance	13.05	8.05	41.45
Guest house maintenance*	0.50	0.29	1.50
Commission charges	9.99	4.17	24.67
Brand building	9.84	5.59	33.65
Rent	8.94	7.84	33.68
Insurance charges	5.63	7.15	29.31
Computer maintenance	3.87	2.84	14.01
Printing and stationery	3.77	1.52	7.89
Consumables	3.74	2.41	13.55
Donations	3.13	4.22	21.09
Advertisements	3.07	2.23	11.75
Marketing expenses	1.51	1.12	5.86
Repairs to building	2.35	1.32	13.54
Repairs to plant and machinery	1.76	1.57	7.69
Rates and taxes	2.08	2.32	8.03
Professional membership and seminar participation fees	1.91	1.45	6.06
Postage and courier	1.84	1.37	5.05
Provision for post-sales client support and warranties	1.22	7.22	22.04
Books and periodicals	0.70	0.58	2.65
Provision for bad and doubtful debts	0.35	6.33	23.62
Provision for doubtful loans and advances	0.04	0.02	0.10
Commission to non-whole time directors	0.31	0.39	1.24
Sales promotion expenses	0.23	0.22	1.03
Freight charges	0.18	0.23	0.72
Bank charges and commission	0.16	0.24	1.09
Auditor’s remuneration	—	—	—
statutory audit fees	0.09	0.09	0.36
certification charges	—	—	0.03
others	—	—	0.07
out-of-pocket expenses	0.01	0.01	0.02
Research grants	0.09	0.10	0.84
Miscellaneous expenses	1.70	2.41	6.98

	1,319.74	980.54	4,534.55

*for non training purposes

The above expenses for the quarter ended June 30, 2005 include Fringe Benefit Tax (FBT) in India amounting to Rs. 2.92 wherever applicable.

22.2.2. Capital commitments and contingent liabilities

				As at
	June 30, 2005			June 30, 2004		March 31, 2005

Estimated amount of unexecuted capital contracts (net of advances and deposits)		253.14			223.34		273.42
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		8.83			9.72		13.19
Claims against the company, not acknowledged as debts		66.19	*		4.53		16.45
Forward contracts outstanding
In US$	US$	259,000,000		US$	228,000,000	US$	349,000,000
(Equivalent approximate in Rs.)		(1,134.52)		(Rs. 1,025.07)		(Rs. 1,539.31)

* On April 15, 2005, the company received a demand from the Indian tax authorities for payment of additional tax of Rs. 49.74, including interest of Rs. 12.29, upon completion of their tax review for fiscal 2002. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of “Export Turnover” to “Total Turnover”. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not also reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company’s financial position and results of operations

22.2.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4. Imports (valued on the cost, insurance and freight basis)

	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Capital goods	46.65	35.92	130.87
Software packages	0.19	1.62	9.18

	46.84	37.54	140.05

22.2.5. Activity in foreign currency

	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Earnings in foreign currency (on receipts basis)
Income from software services and products	2,045.64	1,255.46	6,103.02
Interest received on deposits with banks	0.45	0.25	2.00
Expenditure in foreign currency (on payments basis)
Travel expenses	72.93	53.30	204.38
Professional charges	6.14	6.63	29.74
Technical Sub-Contractors - Subsidiaries	71.07	56.37	265.85
Other expenditure incurred overseas for software development	631.70	547.18	2,262.99
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	1,264.25	592.23	3,342.06

22.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Lease rentals recognized during the period/ year	8.94	7.84	33.68

Lease obligations	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Within one year of the balance sheet date	21.16	24.54	19.51
Due in a period between one year and five years	77.54	46.82	64.72
Due after five years	39.73	3.81	23.99

	138.43	75.17	108.22

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

Fixed assets stated provided on operating lease to Progeon, a subsidiary company, as at June 30, 2005 and 2004 and March 31, 2005 :-

		Accumulated	Net book
Particulars	Cost	depreciation	value

Building	12.57	3.04	9.53
	12.57	2.21	10.36
	12.57	2.83	9.74
Plant and machinery	5.63	3.82	1.81
	5.45	3.18	2.27
	5.63	3.64	1.99
Computers	1.29	1.26	0.03
	1.25	1.15	0.10
	1.29	1.24	0.05
Furniture & fixtures	9.47	7.06	2.41
	9.43	5.87	3.56
	9.47	6.83	2.64

Total	28.96	15.18	13.78
	28.70	12.41	16.29
	28.96	14.54	14.42

The aggregate depreciation charged on the above during the quarter ended June 30, 2005 amounted to Rs. 0.64 (for the quarter ended June 30, 2004 and year ended March 31, 2005 was Rs. 0.91 and Rs. 3.19).

The company has non-cancelable operating leases on equipped premises leased to Progeon. The leases extend for periods between 36 months and 70 months from the date of inception. The lease rentals received are included as a component of sale of services (refer note 22.2.7). Lease rental commitments from Progeon:-

Lease rentals		As at
	June 30, 2005	June 30, 2004	March 31, 2005

Within one year of the balance sheet date	6.09	6.80	5.63
Due in a period between one year and five years	5.77	6.37	4.35
Due after five years	—	—	—

	11.86	13.17	9.98

The rental income from Progeon for the quarter ended June 30, 2005 amounted to Rs. 2.67 (for the quarter ended June 30, 2004 Rs.1.86 and for the year ended March 31, 2005 Rs. 8.43).

22.2.7. Related party transactions

List of related parties:

Name of the related party	Country	Holding as at
		June 30, 2005

Progeon Limited	India	73.42%
Infosys Technologies (Australia), Pty Limited	Australia	100%
Infosys Technologies (Shanghai) Co. Limited	China	100%
Infosys Consulting, Inc.	USA	100%
Progeon s. r. o	Czech Republic	100%

The details of the related party transactions entered into by the company,in addition to the lease commitments described in note 22.2.6, for the quarter ended June 30, 2005 and 2004 and year ended March 31, 2005:-

Particulars	Progeon	Infosys	Infosys	Infosys
		Australia	China	Consulting

Capital transactions:
Financing transactions	—	—	—	—
	—	—	—	21.97
	—	—	18.46	44.87

Revenue transactions:
Purchase of services	0.42	56.96	1.76	21.40
	0.12	59.36	—	—
	2.04	233.60	3.46	13.50
Purchase of shared services including facilities and personne	0.28	—	—	—
	—	—	—	—
	0.51	—	—	—
Sale of services	—	1.86	0.48	0.44
	0.04	0.12	—	—
	0.13	—	—	1.34
Sale of shared services including facilities and personne	4.44	—	—	0.98
	3.80	—	—	0.08
	14.06	—	—	—

Details of amounts due to or due from and maximum dues from subsidiaries for the quarter ended June 30, 2005 and 2004 and year ended March 31, 2005:

Particulars	Progeon	Infosys	Infosys	Infosys Consulting
		Australia	China

Sundry Debtors	—	—	—	—
	—	0.13	—	—
	—	—	—	—
Sundry Creditors	—	—	1.55	—
	1.61	16.46	—	—
	—	—	0.94	—
Loans and advances	—	—	—	—
	—	—	0.98	—
	—	—	2.24	—
Maximum balances of loans and advances	1.61	—	2.56	2.54
	—	—	—	—
	0.45	—	2.95	1.44

During the quarter ended June 30, 2005, an amount of Rs. 3.00 (for the quarter ended June 30, 2004 Rs. 4.00 and for the year ended March 31, 2005 Rs.15.00) has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.8. Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2005 and 2004 and year ended March 31, 2005:

Name	Salary	Contributions
		to provident and	Perquisites	Total
		other funds	and incentives	Remuneration

Chairman and Chief Mentor
N R Narayana Murthy	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.12	0.04	0.15	0.31

Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.12	0.04	0.16	0.32

Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.03	0.01	0.07	0.11
	0.03	0.01	0.04	0.08
	0.12	0.05	0.15	0.32

Whole-time Directors
K Dinesh	0.03	0.01	0.05	0.09
	0.03	0.01	0.04	0.08
	0.12	0.04	0.15	0.31

S D Shibulal	0.22	—	—	0.22
	0.19	—	0.11	0.30
	0.82	—	0.32	1.14

T V Mohandas Pai	0.05	0.02	0.11	0.18
Chief Financial Officer	0.04	0.02	0.09	0.15
	0.17	0.05	0.36	0.58

Srinath Batni	0.04	0.01	0.09	0.14
	0.04	0.02	0.08	0.14
	0.16	0.06	0.32	0.54

Other Senior Management Personnel
V Balakrishnan,	0.03	0.01	0.14	0.18
Company Secretary	0.03	0.01	0.11	0.15
	0.12	0.04	0.39	0.55

Name	Commission	Sitting fees	Reimbursement	Total
			of expenses	remuneration

Non-Whole time Directors

Deepak M Satwalekar	0.04	0.01	—	0.05

	0.05	—	0.01	0.06
	0.18	—	0.01	0.19

Marti G Subrahmanyam	0.04	—	0.05	0.09
	0.05	—	0.03	0.08
	0.16	—	0.05	0.21

Philip Yeo	0.03	—	—	0.03
	0.05	—	—	0.05
	0.12	—	—	0.12

Omkar Goswami	0.04	—	0.01	0.05
	0.05	—	0.01	0.06
	0.16	—	0.01	0.17

Larry Pressler	0.04	—	—	0.04
	0.05	—	—	0.05
	0.15	—	—	0.15

Rama Bijapurkar	0.04	—	—	0.04
	0.04	0.01	—	0.05
	0.16	0.01	0.01	0.18

Claude Smadja	0.04	—	0.03	0.07
	0.05	—	0.02	0.07
	0.16	0.01	0.13	0.30

Sridar A Iyengar	0.04	—	0.07	0.11
	0.05	—	0.04	0.09
	0.16	—	0.10	0.26

22.2.9. Research and development expenditure
	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Capital	—	—	—
Revenue	26.05	13.93	74.39

	26.05	13.93	74.39

22.2.10. Dues to small-scale industrial undertakings

As at June 30, 2005 and 2004 and March 31, 2005, the company has no outstanding dues to small-scale industrial undertaking.

22.2.11. Stock option plans

The company currently has three stock option plans.

1994 Stock Option Plan (“the 1994 Plan”)

The 1994 plan lapsed in fiscal 2000 and consequently, no further grants have since been made.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Options outstanding, beginning of period/ year	30,54,290	38,71,010	38,71,010
Granted	—	—	—
Less: exercised	85,482	21,628	5,85,800
forfeited	14,340	1,07,906	2,30,920

Options outstanding, end of period/ year	29,54,468	37,41,476	30,54,290

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees.The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Options outstanding, beginning of period / year	1,40,54,937	1,83,62,120	1,83,62,120
Granted	—	—	—
Less: exercised	7,66,836	8,86,284	34,20,525
forfeited	56,980	3,13,704	8,86,658

Options outstanding, end of period/ year	1,32,31,121	1,71,62,132	1,40,54,937

The aggregate options considered for dilution are set out in note 22.2.20

22.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys’ operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

22.2.13. Cash and bank balances

Details of balances as on balance sheet dates and the maximum balances during the period/ year with non-scheduled banks:-
Balances with non-scheduled banks		As at
	June 30, 2005	June 30, 2004	March 31, 2005

In current accounts
ABN Amro Bank , Taipei, Taiwan	0.02	0.96	0.02
Bank of America, Palo Alto, USA	123.94	217.38	125.34
Bank of China, Beijing, China	0.05	0.02	0.02
Citibank NA, Melbourne, Australia	1.00	9.01	2.91
Citibank NA, Hong Kong	0.11	0.01	—
Citibank NA, Singapore	0.29	0.47	0.35
Citibank NA, Tokyo, Japan	2.16	0.54	2.02
Citibank NA, Sharjah, UAE	0.14	0.05	0.03
Deutsche Bank, Brussels, Belgium	1.13	1.44	0.57
Deutsche Bank, Frankfurt, Germany	4.86	10.90	6.04
Deutsche Bank, Amsterdam, Netherlands	0.60	0.05	0.15
Deutsche Bank, Paris, France	1.65	0.65	1.22
Deutsche Bank, Zurich, Switzerland	4.35	4.33	4.20
HSBC Bank PLC, Croydon, UK	4.17	16.69	4.75
ICICI Bank UK Ltd., London, UK	14.14	—	29.43
ICICI Bank - Toronto, Canada	5.04	—	2.39
Nordbanken, Stockholm, Sweden	0.06	0.02	0.12
Nova Scotia Bank, Toronto, Canada	—	6.31	—
Royal Bank of Canada, Toronto, Canada	4.85	0.79	10.32
UFJ Bank, Tokyo, Japan	0.32	0.29	0.32
Svenska Handels Bank, Stockholm, Sweden	0.63	0.60	0.35

	169.51	270.51	190.54

Maximum balance with non-scheduled banks during the period/ year	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

In current accounts
ABN Amro Bank, Taipei, Taiwan	0.02	0.96	0.96
Bank of America, Palo Alto, USA	270.72	217.38	252.58
Bank of China, Beijing China	0.08	0.07	0.10
Bank of Melbourne, Melbourne, Australia	—	0.23	0.23
Citibank NA, Melbourne, Australia	53.53	51.32	75.12
Citibank NA, Hong Kong	0.25	0.11	0.35
Citibank NA, Singapore	0.37	0.48	0.48
Citibank NA, Sydney, Australia	—	0.04	0.04
Citibank NA, Tokyo, Japan	12.27	6.67	9.71
Citibank NA, Sharjah, UAE	0.15	0.12	0.19
Deutsche Bank, Brussels, Belgium	31.06	14.54	33.16
Deutsche Bank, Frankfurt, Germany	26.26	27.19	47.72
Deutsche Bank, Amsterdam, Netherlands	1.01	1.05	1.05
Deutsche Bank, Paris, France	4.05	3.33	3.96
Deutsche Bank, Zurich, Switzerland	7.60	0.58	9.01
HSBC Bank PLC, Croydon, UK	59.37	47.30	47.30
ICICI Bank UK Ltd., London, UK	33.48	—	30.87
ICICI Bank - Toronto, Canada	6.71	—	2.45
Merrill Lynch Esop A/C - Fremont, USA	—	2.50	28.57
Nordbanken, Stockholm, Sweden	0.12	0.09	0.27
Nova Scotia Bank, Toronto, Canada	0.01	6.31	8.68
Royal Bank of Canada, Toronto, Canada	11.24	8.20	17.41
Svenska Handels Bank, Stockholm, Sweden	1.35	2.95	2.95
UFJ Bank, Tokyo, Japan	4.23	0.71	0.71

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 11.41 for the quarter ended June 30, 2005 (for the quarter ended June 30, 2004 Rs.3.73 and for the year ended March 31, 2005 Rs. 9.93).

22.2.14. Loans and advances

“Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions:-
		As at
	June 30, 2005	June 30, 2004	March 31, 2005

Deposits with financial institutions:
Housing Development Finance Corporation Limited (“HDFC”)	201.16	201.36	201.54
Life Insurance Corporation of India	104.71	—	66.39

	305.87	201.36	267.93

Interest accrued but not due (included above)	1.16	1.36	1.54

Maximum balance held as deposits with financial institutions:-
	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Deposits with financial institutions:
Housing Development Finance Corporation Limited (“HDFC”)	201.72	201.56	201.54
Life Insurance Corporation of India	104.71	—	66.39

Mr. Deepak M Satwalekar, Director, is also Director of HDFC. Except as director in the financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash.

22.2.15. Fixed assets

Profit / (loss) on disposal of fixed assets
	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Profit on disposal of fixed assets, included in miscellaneous income	0.05	0.07	0.36
(Loss) on disposal of fixed assets, included in miscellaneous expenses	—	—	(0.93)

Profit / (loss) on disposal of fixed assets, net	0.05	0.07	(0.57)

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each
	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Charged during the period/ year	1.78	0.89	40.08

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at June 30, 2005.

22.2.16. Details of Investments
			As at
	June 30, 2005		June 30, 2004		March 31, 2005

Long- term investments
Yantra Corporation, USA,
Nil (20,00,000 , Nil) common stock at US$ 0.20 each, fully paid, par value US$0.01 each	—		1.42	*	—
Nil (1, Nil) Fully paid warrant to purchase 55,00,000 common stock, at US$0.19 each, exercise price of US$0.01 each	—		3.91	*	—
Nil (6,36,363, Nil ) Series A convertible preferred stock, at US$0.75 each, fully paid, par value US$0.01 each	—		1.73	*	—

CiDRA Corporation, USA
14,124 (12,752, 12,752) Series D convertible preferred stock at US$90 each, fully paid, par value US$0.01 each	5.13	*	5.11	*	5.11	*
72,539 (72,539, 72,539) Class A common stock, par value US$0.001 each	—		—		—
2,139 (2,139, 2,139) Non voting redeemable preferred stock, par value US$0.01 each	—		—		—

CyVera Corporation, USA
25,641 (25,641, 25,641) Series A preferred stock par value US$0.001	—		—		—

Asia Net Media (BVI) Ltd., the British Virgin Islands
Nil (3,00,00,000, Nil) ordinary shares at US$0.05 each, fully paid, par value US$0.01 each	—		6.85	*	—

OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000, 1,00,000) common stock at US$0.4348 each, fully paid, par value US$0.001 each	0.19	*	0.20	*	0.20	*
1,00,000 (1,00,000, 1,00,000) Series A voting convertible preferred stock at US$0.4348 each, fully paid, par value US$0.001 each	0.19	*	0.20	*	0.20	*
44,00,000 (44,00,000, 44,00,000) Series A non-voting convertible preferred stock at US$0.4348 each, fully paid, par value US$0.001 each	8.55	*	8.55	*	8.55	*

M-Commerce Ventures Pte Ltd, Singapore
100 (100, 100) ordinary shares of Singapore $1 each, fully paid, par value Singapore $1 each	—		—		—
684 (684, 684) redeemable preference shares of Singapore $1, fully paid, at a premium of Singapore $1,110 per redeemable preferred stock	2.04		2.04		2.04
216 (216, 216) redeemable preference shares of Singapore $1, fully paid, par value Singapore $1 each	—		—		—

Illumina Inc.
5,385(0, 0) common stock at USD0.01 per share	—		—		—

The Saraswat Co-operative Bank Limited, India
1,035 (1,035, 1,035) equity shares of Rs. 10 each, fully paid, par value Rs. 10	—		—		—

	16.10		30.01		16.10
Less: Provision for investment	14.06		27.97		14.06

	2.04		2.04		2.04

*	Investments that are provided for in whole

Current investments - Liquid Mutual Funds
	Number of units as at			Amount As at
	June 30, 2005	June 30, 2004	March 31, 2005	June 30, 2005	June 30, 2004	March 31, 2005

Birla Cash Plus Fund	9,24,76,122	7,49,34,010	9,24,76,122	99.95	74.97	99.95
Deutsche Bank Insta-Cash Fund	6,39,03,437	2,50,14,776	4,99,57,408	64.01	25.02	50.02
DSP Merrill Lynch Liquidity Fund	6,05,17,461	4,03,72,579	6,05,17,461	75.08	50.08	75.08
Grindlays Cash Fund	7,07,47,373	7,07,47,373	7,07,47,373	74.97	74.98	74.97
HDFC Liquid Fund	8,36,11,057	5,45,05,512	8,36,11,057	100.16	65.15	100.16
HSBC Cash Fund	7,48,98,088	4,99,83,048	7,48,98,088	74.94	49.98	74.94
JM High Liquidity Fund	9,58,96,031	7,69,31,305	7,69,31,305	95.99	76.94	76.99
Kotak Mahindra Liquid Fund	4,48,88,411	7,47,94,802	8,97,41,740	45.02	75.00	90.00
Principal Cash Management Fund	9,99,19,282	5,49,47,898	5,49,75,911	99.94	55.00	55.00
Prudential ICICI Liquid Plan	8,37,14,699	8,37,14,699	8,37,14,699	99.78	99.76	99.79
Reliance Liquid Fund Treasury Plan	5,30,22,669	3,93,95,110	5,30,22,669	85.26	59.90	85.26
SBI Insta Cash Fund	9,51,79,146	2,37,55,900	2,38,20,119	100.02	25.02	25.02
Templeton India Treasury Management Account	—	5,50,275	9,49,782	—	55.03	95.02
UTI Liquid Cash Plan	9,87,098	2,49,23,733	4,94,901	100.24	25.00	50.23
TLSM Tata Liquid Super High Inv Fund — Monthly Dividend	8,90,467	—	6,24,358	100.15	—	70.15
LICMF Liquid Fund — Dividend Plan	4,61,28,395	—	4,15,28,325	50.00	—	45.00

				1,265.51	811.83	1,167.59

At cost				975.91	410.22	732.86
At fair value				289.60	401.61	434.73

				1,265.51	811.83	1,167.59

Details of investments in and disposal of securities during the quarter ended June 30, 2005 and 2004 and year ended March 31, 2005:-
	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Investment in securities

Subsidiaries	—	21.97	63.33
Liquid Mutual funds	238.00	—	355.67

	238.00	21.97	419.00
Redemption / Disposal of Investment in securities
Liquid Mutual funds	140.02	117.78	117.78

	140.02	117.78	117.78
	97.98	(95.81)	301.22

Net movement in investments

Particulars of investments made during the quarter ended June 30, 2005 and 2004 and year ended March 31, 2005
Particulars of investee companies	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Infosys Technologies (Shanghai) Co. Limited, China	—	—	18.46
Infosys Consulting, Inc., USA	—	21.97	44.87

	—	21.97	63.33

Conversion of Cumulative Preference shares in Progeon

Progeon had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation(“CIFC”) for an aggregate consideration of Rs. 93.80 as per the shareholder’s agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder’s agreement and converted the preference shares to equity shares. Pursuant to the conversion the equity share capital of Progeon increased by Rs. 8.75 to Rs. 33.37 and the share premium increased by Rs. 78.75 to Rs. 85.02 as of June 30, 2005. Infosys’ equity holding in Progeon as of June 30, 2005 was 73.42%.

Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on Trade investments during the quarter ended June 30, 2005 amounted to Rs. Nil (for the quarter ended June 30, 2004 Rs. Nil and for the year ended March 31, 2005 Rs. Nil).

The company provided Rs. 0.06 during the quarter ended June 30, 2005 (for the quarter ended June 30, 2004 Rs. (0.01) and for the year ended March 31, 2005 Rs. (0.10) on revision of the carrying amount of non-trade current investments to fair value.

22.2.17. Segment reporting

The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended June 30, 2005 and 2004:-
	Financial
	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	703.10	272.34	320.69	197.57	473.47	1,967.17
	489.59	227.65	256.38	171.91	325.86	1,471.39
Identifiable operating expenses	298.94	125.63	138.29	85.06	201.57	849.49
	207.90	104.72	133.33	60.61	134.69	641.25
Allocated expenses	168.07	65.10	76.66	47.23	113.19	470.25
	112.90	52.49	59.12	39.64	75.14	339.29

Segmental operating income	236.09	81.61	105.74	65.28	158.71	647.43
	168.79	70.44	63.93	71.66	116.03	490.85
Unallocable expenses						74.84
						49.38

Operating income						572.59
						441.47
Other income (expense), net						30.26
						18.00

Net profit before taxes						602.85
						459.47
Income taxes						79.00
						65.00

Net profit after taxes						523.85
						394.47

Year ended March 31, 2005:-
	Financial
	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	2,335.37	1,020.83	1,233.96	696.16	1,573.34	6,859.66
Identifiable operating expenses	974.59	441.54	570.97	277.09	638.06	2,902.25
Allocated expenses	555.81	242.81	293.71	165.44	374.53	1,632.30
Segmental operating income	804.97	336.48	369.28	253.63	560.75	2,325.11

Unallocable expenses						268.22
Operating income						2,056.89

Other income (expense), net						127.60
Net profit before taxes						2,184.49

Income taxes						325.30
Net profit after taxes						1,859.19

Geographic segments Quarter ended June 30, 2005 and 2004:-
				Rest of the
	North America	Europe	India	World	Total

Revenues	1,265.78	464.92	49.63	186.84	1,967.17
	966.75	326.92	23.97	153.75	1,471.39
Identifiable operating expenses	553.00	187.43	20.00	89.06	849.49
	411.10	126.84	4.79	98.52	641.25
Allocated expenses	302.58	111.14	11.86	44.67	470.25
	222.93	75.38	5.53	35.45	339.29

Segmental operating income	410.20	166.35	17.77	53.11	647.43
	332.72	124.70	13.65	19.78	490.85
Unallocable expenses					74.84
					49.38

Operating income					572.59
					441.47
Other income (expense), net					30.26
					18.00

Net profit before taxes					602.85
					459.47
Income taxes					79.00
					65.00

Net profit after taxes					523.85
					394.47

Year ended March 31, 2005:-
				Rest of the
	North America	Europe	India	World	Total

Revenues	4,515.70	1,524.08	133.75	686.13	6,859.66
Identifiable operating expenses	1,877.69	594.17	37.29	393.10	2,902.25
Allocated expenses	1,074.60	362.70	31.88	163.12	1,632.30
Segmental operating income	1,563.41	567.21	64.58	129.91	2,325.11

Unallocable expenses					268.22
Operating income					2,056.89

Other income (expense), net					127.60
Net profit before taxes					2,184.49

Income taxes					325.30
Net profit after taxes					1,859.19

22.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at June 30, 2005 the company has provided for doubtful debts of Rs. 4.51 (as at June 30, 2004 Rs. 3.05 and as at March 31, 2005 Rs. 8.24) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.19. Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:-
Particulars	Number of shares to which	Quarter ended		Year ended
	the dividends relate	June 30, 2005	June 30, 2004	March 31, 2005

Final and one-time special dividend for Fiscal 2004	52,92,612	—	60.87	60.87
Interim dividend for fiscal 2005	2,12,44,988	—	—	10.62
Final dividend for fiscal 2005	3,77,58,680	24.54	—	—

22.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for every share held. The record date for the bonus issue was July 2, 2004 and shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Number of shares considered as basic weighted average shares outstanding	27,09,95,442	26,71,36,028	26,84,20,167
Add: Effect of dilutive issues of shares/stock options	78,29,781	47,15,239	71,63,377

Number of shares considered as weighted average shares and potential shares outstanding	27,88,25,223	27,18,51,267	27,55,83,543

22.2.21. Exceptional item

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (“Yantra”) for a total consideration of US$12.57 million. An amount of Rs. 49.48 representing 90% of the consideration has been received by the company and the balance amounts has been deposited in Escrow to indemnify any contractual contingencies and the unutilised balance is eligible for release in April, 2006. The income arising thereof amounted to Rs. 45.19 (net of taxes) is disclosed separately as exceptional item in the profit and loss account for the year ended March 31, 2005.

The carrying value of the company’s investment was Rs. Nil since a provision of Rs. 7.06 had been made in earlier years to recognise losses incurred by Yantra in excess of the company’s contribution to capital. Accordingly the realised gain on disposal of investment of Rs. 45.19, net of taxes of Rs. 4.29 has been recognised in the profit and loss account and being of a non recurring nature has been disclosed in the profit and loss account for the year ended March 31, 2005 as an “Exceptional Item”

22.2.22. Cash flow statement

22.2.22.a.

The balance of cash and cash equivalents includes Rs. 3.96 as at June 30, 2005 (as at June 30, 2004 Rs. 6.72 and as at March 31, 2005 Rs. 3.33) set aside for payment of dividends.

22.2.22.b.

During the year ended March 31, 2005, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Consequently, the share capital of the company stands increased by Rs. 100.30. The bonus shares were issued by capitalization of general reserves.

22.2.22.c Restricted cash

Deposits with financial institutions as at June 30, 2005 include an amount of Rs. 104.71 (at at June 30, 2004 Rs. Nil and as at March 31, 2005 Rs. 66.39) with Life Insurance Corporation of India, considered as restricted cash and is hence not included under “Cash and cash equivalents”.